Filed by National Commerce Financial Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: National Commerce Financial Corporation Commission File Number: 333-116112

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between SunTrust Banks, Inc. ("SunTrust") and National Commerce Financial Corporation ("NCF"), including future financial and operating results, SunTrust's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of SunTrust's and NCF's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of SunTrust and NCF shareholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause SunTrust's and NCF's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Form 10-K of SunTrust and NCF, and in the Quarterly Reports on Form 10-Q of SunTrust and NCF filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov). The forward-looking statements in this filing speak only as of the date of the filing, and neither SunTrust nor NCF assumes any obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.

On June 3, 2004, SunTrust filed a registration statement with the SEC containing SunTrust's and NCF's preliminary joint proxy statement/prospectus regarding the proposed merger. Shareholders are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on June 3, 2004 and the definitive joint proxy statement/prospectus when it becomes available because they contain, or will contain, important information. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about SunTrust and NCF, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the definitive joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, without charge, by directing a request to SunTrust Banks, Inc., 303 Peachtree St., N.E., Atlanta, Georgia 30308; Attention: Investor Relations; or National Commerce Financial Corporation, One Commerce Square, Memphis, Tennessee, 38159; Attention: Investor Relations.

The respective directors and executive officers of SunTrust and NCF and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding SunTrust's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by SunTrust on March 2, 2004, and information regarding NCF's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by NCF on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus contained in the registration statement filed by SunTrust with the SEC on June 3, 2004.

Strategically Focused

…on Performance

…on Growth

…on Opportunity

Sanford C. Bernstein

Strategic Decisions Conference

June 2004

L. Phillip Humann

William R. Reed, Jr.

Gary Peacock, Jr.

This presentation contains forward-looking statements within the meaning of the Private
Securities Litigation Reform Act of 1995.  Such statements include, but are not limited to, statements about the benefits of the merger between SunTrust Banks, Inc. (“SunTrust”)
and National Commerce Financial Corporation (“NCF”), including future financial and operating results, SunTrust’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SunTrust’s and NCF’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-
looking statements.  The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of
SunTrust and NCF stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected;
disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effects on pricing, spending, third-
party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally.  Additional factors that could cause SunTrust’s and NCF’s results to differ materially from those described in the forward-looking statements can be found in the 2003
Annual Reports on Form 10-K of SunTrust and NCF, and in the Quarterly Reports on Form
10-Q of SunTrust and NCF filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s internet site (http://www.sec.gov).  The forward-looking statements in this presentation speak only as of the date of the filing, and neither SunTrust nor NCF assumes any obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.

This presentation could include some non-GAAP measures to describe SunTrust’s performance.  The reconciliation of those measures to GAAP measures can be found in
SunTrust’s earnings press release, on SunTrust’s website in the press release section of the Investor Relations pages and in the appendix of this presentation.

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information.  Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about SunTrust and
NCF, without charge, at the Securities and Exchange Commission’s internet site
(http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to
SunTrust Banks, Inc., 303 Peachtree St., N.E., Atlanta, Georgia  30308, Attention:  Investor
Relations; or National Commerce Financial Corporation, One Commerce Square, Memphis,
Tennessee  38159, Attention:  Investor Relations.

The respective directors and executive officers of SunTrust and NCF and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger.  Information regarding SunTrust’s directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by SunTrust on
March 2, 2004, and information regarding NCF’s directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by NCF on March
17, 2004.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

why SunTrust?

Strategically focused on performance, growth and
opportunity

Our focus is showing results

NCF merger provides new opportunities

performance perspective

Pre 2000

2001 - 2003

2004 & beyond

Experienced double digit earnings per share growth

Strong economy in the Southeast

Solid equity markets

Investments in capital markets and growth in large corporate loans paid off as credit losses remained low

Southeast economy not immune to economic slowdown

Record corporate charge offs, created negative impact to many financial institutions including SunTrust

Shift in portfolio toward asset sensitivity, coupled with a shorter-
term duration & assuming a rising rate environment, resulted in margin pressures

Economic rebound, stock market improvement and rising
rates augur well for future performance

Focus is on execution of our model and strategies;
momentum evident

NCF merger enhances geographic reach, retail capabilities

Strategic Focus

Enhanced

Franchise

One

Bank

Take

the Lead

Profit
Acceleration

1999

Focused on
efficiency,
ability to
deliver
common
customer
experience

Implemented
series of
operational
initiatives

Placed highest
priority on sales
and client
retention

Established high
performance as
the standard

Focused on
achieving
breakthrough
results

Introduced
new
geographic
structure and
operating
model

Aligned top
talent to key
leadership
positions

Intensified
local market,
client and
sales focus

Extended
footprint into
key growth
markets with
Mid Atlantic
acquisition

Collapsed 28
bank charters

Streamlined
administrative
structure

S3 and E2

Implemented
new revenue
initiatives in
key
businesses

Created
process
efficiencies
and
consistency
in key
business
lines

building for growth

2004

Strategic Focus

defining breakthrough results

Double-digit revenue growth

A leading market share in the
highest growth markets

Continued increase in sales per
FTE per day and cross-LOB sales

Continued expense discipline –
operating leverage and efficiency
ratio improvement

Consistent, best-in-class credit
quality

Investments for future growth

Strong earnings
growth

Premium P/E

Solid stock
performance

leads to

Strategic Focus

our geographic approach differentiates

Delivery Scale/

Multiple Channels

Product Array

and Expertise

Ability to Serve

All Segments

True

Client Management

Personalized,

Quality Service

Decisions Close

to Customer

Deliver “Big Bank”
Capabilities

Local Decisions and
Responsiveness

with

Strategic Focus

our operating model

Five Primary LOBs

Commercial (including
Real Estate)

Corporate and
Investment Banking
(including Capital
Markets)

Mortgage

Retail (including
Business Banking,
Private Banking and De
Novo Banking)

Private Client Services

Centralized Support areas

HR

Finance

Technology

Marketing

Credit

Efficiency and Quality

Four Groups

Central (primarily
Georgia and
Tennessee)

Carolina Group (North
and South Carolina)

Florida

Mid-Atlantic (primarily
DC, Maryland and
Virginia)

20+ Regions with a local
executive and dedicated
management team

50+ local banking markets

Run the business

“Strategy direction and
installation design”

Drive customer sales,
service and relationship
acquisition, expansion
and retention

“Excellence in
execution”

Provide expertise in their
respective disciplines

“Industry leading
competence”

STI LOBs

Geographies

STI Functions

Strategic Focus

Our business model brings advantages
to the customer, to STI and to our shareholders

operating model advantages

Clear vision and focus on corporate priorities

Better, quicker execution with more consistency

Lower cost of delivery through standardization

Ability to specialize in product development and delivery

Effective risk management on a consolidated basis

Broad view of talent and bench strength

Advantages to
the Customer

Advantages to
STI and Our Shareholders

Quality interactions and service

Personalized relationship management

Appropriate customization based on unique client
needs

Sophisticated products and services

Expertise from centrally managed operation

Consistency in the SunTrust experience

Strategic Focus

Sell

Serve

Sustain

Managing
Change

Continuous
Improvement

S3

E2

World class sales organization with
industry leading results

Differentiated by high quality
service

Committed to retaining customers
and building relationships

Improving results, how we operate
and how we interact with each other

Installing new initiatives, adopting
new behaviors and aligning to our
operating model

sales priority

“Excellence in Execution”

Strategic Focus

earnings momentum

Earnings growth accelerating

Net Income

Earnings per Share

Return on Avg. Assets

Return on Avg. Assets less net
unrealized gains on
securities portfolio (1)

Return on Avg. Equity

Return on Avg.
Realized Equity (1)

1Q 2004

1Q 2003

Change

$342.5

1.21

1.09

1.11

14.40

17.13

$327.8

1.17

1.12

1.15

15.13

18.16

9%

8%

       4 b.p.

4 b.p.

(48) b.p.

(57) b.p.

(1)

Excludes net gains in Company’s security portfolio due to its ownership of 48.3 million shares of The Coca-Cola Company.
The Company believes this is a more indicative performance measure when being compared to other companies.

(2)

Annualized.

4Q 2003

Sequential
Change

1Q04 : 1Q03

1Q04 : 4Q03

19%

17%

   7 b.p.

8 b.p.

25 b.p.

46 b.p.

$358.5

1.26

1.16

1.19

14.65

17.59

(2)

(2)

Results

fee income growth

Fee income growth momentum continuing

Trust and Investment Mgmt.

Retail Investment

Deposit Charges

Mortgage Fees

Corp & Invst. Banking

Credit Card Fees

Other Charges & Fees

Other Non-interest income

Total Fees(1)

($ in millions)

$130

44

165

(1)

77

29

79

42

565

$136

46

163

7

74

32

93

39

590

13%

22%

3%

NM

15%

11%

18%

48%

17%

$121

37

158

(8)

65

29

78

26

506

20%

19%

(5)%

NM

(12)%

39%

67%

(29)%

18%

1Q 2003

1Q 2004

1Q2004:
1Q2003

4Q 2003

1Q04:4Q03

(Annualized)

(1)

Fees without Securities’ net gains.

Results

net interest income potential

Securities Portfolio Margin Profile – “Dry Powder”

(1)

  Yields on investment securities available for sale.  Does not include held-to-maturity securities or trading securities unless breakout is unavailable.

(2)

  Assumes $25bn security portfolio, 35% tax rate, 280mm shares outstanding and 63 b.p. improvement in yield.

Source:  Company Reports

One of the lowest
securities yields
among top 50
banks

Very short
duration
compared to
peers

Normalizing
securities yield to
historical relative
position adds
approximately
$102mm after-tax
or $0.36 per
share 2

Yield Change (b.p.)

4Q  2001

1Q 2004

1Q2004:4Q2001

Wells Fargo

7.25

6.24

(101)

National City

5.10

5.26

16

Wachovia

6.49

4.97

(152)

Bank One

5.41

4.93

(48)

Bank of America

6.10

4.91

(119)

Fifth Third

7.39

4.40

(299)

KeyCorp

6.78

4.36

(242)

U.S. Bancorp

5.88

4.14

(174)

BB&T

6.77

4.04

(273)

PNC Financial

5.25

3.56

(169)

Average w/o SunTrust

6.24

4.68

(156)

SunTrust

6.02

3.83

(219)

STI Yield vs. Average

(22)

(85)

(63)

National Commerce

6.97

4.82

(215)

Securities Yields

1

Results

3.7%
3.6%
3.5%
3.4%
3.3%
3.2%
3.1%
3.0%
2.9%
2.8%
2.7%
2.6%
3.56 %
3.56 %
3.51 %
3.48 %
3.38 %
3.26 %
3.21 %
3.05 %
2.98 %
3.06 %
3.09 %
3.16 %
3.13 %
3.18 %
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04

- 14 -

net interest margin trends

Margin has rebounded from lows experienced in 2003

Adjusted for impact of Three Pillars and the consolidation of certain Affordable Housing partnerships

Results

significant business momentum – loan growth

Note:  All loan data reflects average balances over stated time period.

Results

Retail

Commercial

CIB

PCS

Mortgage

Total STI

Total (ex. CIB)

$25

22

15

2

16

80

65

$23

20

16

2

12

73

57

10.9%

6.5

(5.9)

22.6

29.5

9.4

13.6

Three Months

Ended March 31,

2004

2003

Y-o-Y

$ in billions

significant business momentum – deposit shift

Note:  All deposit data reflects average balances over stated time period.

(1)   Total of DDA, NOW and Savings

($ in billions)

2003

2002

2001

CAGR

2004

2003

Y-o-Y

DDA

$

18

$

15

$

13

15.0

%

$

19

$

16

16.7

%

NOW

12

10

8

17.5

12

11

8.9

MMA

22

20

16

18.5

22

22

1.3

Savings

6

6

6

1.6

6

6

1.9

CDs

11

13

13

(5.9)

11

12

(10.2)

Total

69

65

57

10.6

70

67

4.3

Total Low Cost

(1)

36

32

28

13.0

38

34

11.4

Year Ended December 31,

Three Months

Ended March 31,

Results

first quarter 2004 sales highlights

Most Key Product Sales Are Up Double Digit Over Last Year

Retail

Equity Line/Loan
Products up 25%

Indirect Lending sales up
20%

Private Banking
consumer loan sales up
39%

Business Banking loan
production up 30% ; Visa
sales up 37%

Consumer credit cards
up 31%

New personal checking
up 8% and closings down
3% vs. 4Q03

Retail Investment
referrals to PCS up 27%

Commercial

Deposits up 14%-- Loans
up almost 7%

Treasury Management
sales up 8%

STRH – Capital Markets /
Foreign Exchange fees up
34% over last year

CIB

Equity Fees up 59%

Number of TM deals up
41%, dollars up 23%

Total Capital Markets
revenue up 7%

Product penetration up
30%

PCS

Group Trust new business
up 56%

Retail Investment sales up
24%

Improvement in New to
Lost Business Ratio for
Personal Trust improved
by 76% - - 12%
improvement in lost Trust
Business

Wealth Strategist
productivity up 19%

Referrals to Retail up
133%

Mortgage

$12.5 billion in
applications, 47% over
plan

$6.5 billion in closings,
10% over plan

Cross-sold over 33,000
target banking products –
up over 180% over ‘03

STOLI

SunTrust Online
Loans/Lines up 41%

Credit card sales up 20%

Deposit accounts up
15%

Core sales per FTE/day
up 14%

Results

sti and ncf combination…makes best footprint better

Financial scale

$25+bn market cap

$148bn assets

$97bn deposits

1,723 full-service offices
in 11 states plus D.C.

#3 in market share in
Southeast

Top 5 rank in 20 of 25
largest high growth
markets in Southeast

Adds meaningful
presence in some of
the highest growth
North Carolina and
South Carolina
markets

Solidifies positions in
Virginia and
Tennessee

Opportunity

“Best Footprint in
Banking”… just got
better”

“Best Footprint in
Banking”

Enhanced overall
growth rate

Expanded product
offering to be overlaid
across expanded
customer bases/
distribution systems

SunTrust

National Commerce

Pro Forma Result

The acquisition of National Commerce represents much more than a logical geographic extension of SunTrust’s franchise

Large, high growth,
MSA–focused franchise

Entry into attractive
new markets—North
Carolina

Strong retail franchise
with leading de novo /
in-store expertise

Small business

Commercial RE

Mortgage

Large corporate/
middle market

Cash management/
trust

Asset management

Investment
banking/brokerage

Mortgage

Large retail franchise

Proven de novo growth
strategy

Entrepreneurial, high–
growth, revenue-based
culture

Focus on efficiency

Established/leader
ship positions in
high growth
markets

Greater capital
resources

compelling strategic combination

Opportunity

create “best of breed” retail model

National Commerce Expertise

Customized pricing strategy
based on market maturity

Industry leading
in-store strategy

Proven de novo expertise
into new markets

SunTrust’s Large Retail Franchise

Households Served                       3.8mm

Deposit Accounts                             4.3mm

Loan Accounts                                      2.3mm

Retail Branches                                  1,207

        In-store                                             153

ATMs                                                                     2,235

Retail Deposits                                     $53.4bn

Opportunity

National Commerce’s in-store model represents
strength for combined enterprise

8

4

Employees

2,000

400-500

Square feet

1

2.3

Visits per week

3 thousand

16 – 24 thousand

Traffic per week

36 Months

18 Months

Breakeven

$400,000

$225,000

Operating
Expenses

$1-2 million

$200,000

Capex

In a stand-alone
bank branch

With an In-store
Partner

De novo in-store branch meets 8,000 of our competitor’s
customers within 1 week

Opportunity

De novo
CCB MOE
Acquisition
$23,000
$15,500
$7,500
$845
1982
2Q00
2Q00
2Q03

- 22 -
SunTrust

Target high-population, high growth MSAs

Partner with the store that has leading market
share (#1 or #2), high weekly traffic volume and an
excellent reputation for service and quality

Identify locations where “hub” branches will be
easy to add

Train and incentivize the employees to sell

87% of total assets, excluding CCB merger,
obtained via de novo growth equating to a 15%
annualized de novo total asset growth

Strategy

Timeline

Start-up phase
Years 1—2

Deposits priced 50-100 bps above
local competition

Loan volumes are low and
deposits are reinvested in lower
yielding investment securities

ROA of 40-50 bps

ROE of 5-10%

Stage 1

High growth phase
Years 3—6

Deposit costs begin to decline

Loan volume increases

NIM expansion and improvement
in efficiency ratio

ROA of 1.00%-1.20%

ROE of 14%-17%

Stage 2

Mature phase
Years 7+

Deposit rates at market

Loan demand matches deposit
growth

Branch has reached a steady-
state growth

ROA of 1.50+%

ROE of 20+%

Stage 3

Source: National Commerce investor presentations

National Commerce Expansion History

Assets ($ millions)

18 Years

3 Years

National Commerce’s retail engine:
de novo branching expertise

Opportunity

WAL★MART
MoneyCenter
by National Bank of Commerce NB
CHECK CASHING
HOME LOANS / PERSONAL LOANS
BUSINESS BANKING
SAVINGS

- 23 -

SunTrust

National Commerce’s de novo success story

Opportunity

Partnered with America’s #1 Retailer

Wal-Mart’s sales on one day last fall - $1.42 billion – were larger than the GDPs of 36 countries

Store traffic of 35,000 - 50,000 customers per week

National Commerce’s de novo success story
Wal-Mart

Original 16 North Georgia Wal-Marts

Deposits $491,086; largest $68,760

Loans $78,275; largest $10,182

Average deposits – 30,700,000

Average loans – 4,900,000

Average pretax – April 2004 YTD annualized - $571,000

$0.03 per share annually for NCF

Opportunities for growth

16 new Wal-Mart Money Centers in North Georgia; 8 opened in
last sixty days

77 new Wal-Mart Super Centers; 55 in Florida; 22 in Southern
Georgia – will open starting in August 2004 through 2Q 2006

Evaluating additional locations for growth

Opportunity

core commercial opportunities

SunTrust has leading products and capabilities: #1 bank in
primary bank relationship in existing footprint

Overlapping SunTrust expertise within National Commerce
banking footprint results in highly significant middle market opportunity

           Estimated Number of Middle Market Companies in NCI Footprint

                   North Carolina   4,500+

                   South Carolina    900+

Opportunity

($ in billions)
$80
$60
$40
$20
$0
22.2%
$30.0
$44.0
$45.5
$43.9
$66.8
Seix
$50.2
1999
2000
2001
2002
2003

600
500
400
300
200
100
0
263
299
350
400
479
1999
2000
2001
2002
2003

($ in millions)
Trust & Investment
Retail
$800
$600
$400
$200
$0
$593
$602
$594
$641
$664
1999
2000
2001
2002
2003

- 26 -

SUNTRUST

SunTrust’s wealth management model represents
strength for combined enterprise

         Registered Representatives

                      Trusco AUM Growth

 Investment Management Income

Superb New Customer Sales and Retention

Financial metrics strong given performance of overall equity markets and when compared to peers

Opportunity

why SunTrust?

We are uniquely positioned to provide big bank resources through a locally empowered management team

Our size enables us to take advantage of economies of scale

We have the best people – and we have a highly effective approach to managing these top performers

Our people work effectively across business and product lines to build lasting client relationships

We have the best footprint – we are in some of the fastest growing markets in the country

We consistently maintain best-in-class credit quality

We have a firm commitment to shareholders demonstrated through decades of consistent earnings and dividend growth

Bright prospect; positioned for the future

reconciliations appendix

Return on Avg. Assets

Impact of excluding net unrealized

   securities gains

Return on Avg. Assets less net unrealized

   gains on securities portfolio

Return on Avg. Equity

Impact of excluding net unrealized

   securities gains on securities portfolio

Return on Avg. Realized Equity

   1.16%

0.03

1.19%

14.65%

2.94

17.59%

1Q 04

  1.09%

0.02

  1.11%

14.40%

2.73

17.13%

7 b.p.

1 b.p.

8 b.p.

25 b.p.

21 b.p.

46 b.p.

1.12

0.03

1.15%

15.13%

3.03

18.16%

4 b.p.

-

4 b.p.

(48) b.p.

(9) b.p.

(57) b.p.

4Q 03

Sequential
Change

1Q 04 vs 4Q 03

Change

1Q 04 vs 1Q 03

1Q 03

reconciliations appendix

Net Interest Margin

Net Interest Margin Impact of

   Three Pillars Consolidation

Net Interest Margin Impact of

   Consolidation of certain Affordable
Housing partnerships

Net Interest Margin Adjusted for the Impact
of Three Pillars and Affordable Housing

1Q 04

3.13%

0.04%

0.01%

3.18%

4Q 03

3Q 03

3.09%

0.06%

0.01%

3.16%

2.98%

0.06%

0.02%

3.06%